[Neuro-Hitech Letterhead]

January 16, 2008

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Neuro-Hitech, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-148433

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neuro-Hitech, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 to 9:30 a.m. Eastern standard time on January 17, 2008, or as soon as practicable thereafter.

Pursuant to your letter to the Company of January 7, 2008, in connection with this request for acceleration of effectiveness, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Neuro-Hitech, Inc.

By:	/s/ David J. Barrett
David J. Barrett
Chief Financial Officer

cc:	Dr. Gary T. Shearman
Jeffrey E. Jordan, Esq.